ED

SE

19005860

Securities and Exchange Commission
Trading and Markets

FEB 27 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Cash Distributors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 California Street, Suite 1335
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One California Street, Suite 1770 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

RMS

OATH OR AFFIRMATION

I, Mason Martin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Cash Distributors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Compliance Officer
Title

See attached California Jurat with Affiant Statement

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

[X] See Attached Document (Notary to cross out lines 1–6 below)
[ ] See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2019, by
Date *Month* *Year*

(1) Mason Jeffrey Martin

(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

TALENE AMADOONI
Notary Public - California
San Francisco County
Commission # 2178004
My Comm. Expires Jan 1, 2021

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ICA Statement of Financial Condition Document Date: 12-31-2018

Number of Pages: 12 Signer(s) Other Than Named Above: none

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Institutional Cash Distributors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Institutional Cash Distributors, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012. [Note: Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2010.]

EISNERAMPER LLP
San Francisco, California
February 27, 2019

INSTITUTIONAL CASH DISTRIBUTORS, LLC
Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	4,349,031
Commissions receivable		4,658,370
Deposits with clearing brokers		258,970
Restricted cash		24,310
Property and equipment, net		62,685
Intangible assets, net		6,780
Goodwill		700,000
Prepaid expenses		163,237
Other assets		15,559
Lease deposits		11,384
Due from affiliates		191,963
Total assets	$	10,442,289
Liabilities and Member's Equity		
Liabilities		
Commissions payable	$	774,533
Accounts payable and accrued expenses		1,671,901
Total liabilities		2,446,434
Member's equity		7,995,855
Total liabilities and member's equity	$	10,442,289

See Accompanying Notes to Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Institutional Cash Distributors, LLC (the "Company") is a California limited liability company formed on August 8, 2008. Prior to January 1, 2018, the Company was a wholly-owned subsidiary of ICD Holdings, LLC, a Delaware limited liability company ("Holdings"). Effective January 1, 2018 there was a change of control and restructuring of Holdings which resulted in the transfer of its equity interest in the Company and its other subsidiaries. As part of the restructuring, a series of transactions occurred which included the formation of a new parent company to own the equity interest in the Company. ICD Intermediate Holdco 2, LLC, a Delaware limited liability company (the "Parent") was formed on September 25, 2017 and acquired the interest in the Company effective January 1, 2018. While permitted under U.S. GAAP, the Company has elected not to apply push down accounting for the transaction and amounts presented are at historical cost. As a limited liability company, the member's liability is limited to amounts reflected in the member's capital account.

The Company is registered with the Securities and Exchange Commission ("SEC") as a fully disclosed securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is an introducing broker-dealer that provides institutional money market funds and other short term investment trading services and analytical resources to large corporate and institutional clients. J.P. Morgan Clearing Corp ("JPMCC") and MUFG Union Bank (collectively, the "Clearing Brokers") are the Company's custodians who provide custody and/or clearing services.

The Company's primary source of revenue is fee income earned from Clearing Brokers by introducing customers to money funds offered through their brokerage networks and by introducing customers directly to money market fund families.

Cash

The Company maintains its cash in bank deposit accounts with a commercial bank which at times may exceed federally insured limits.

Deposits with Clearing Brokers

Under the Company's clearing agreement, a good faith deposit of $250,000 is required to be held with JPMCC. As of December 31, 2018, the Company had $257,970 on deposit with JPMCC and a $1,000 deposit with MUFG Union Bank.

Commissions Receivable

Commissions receivable represents the net amounts due from the Clearing Brokers and fund companies based upon fee sharing agreements. The Company monitors the credit standing of these organizations as deemed necessary.

1. Business and Summary of Significant Accounting Policies (continued)

Restricted Cash and Letter of Credit

Restricted cash includes a savings deposit used as collateral for a standby letter of credit with a commercial bank. The letter of credit satisfies the deposit requirement under one of the Company's operating leases.

Property and Equipment

Property and equipment are recorded at cost, net of accumulated depreciation of $196,065. Depreciation is computed under the straight-line method using an estimated useful life of three years.

Intangible Assets

Intangible assets are stated at cost, net of accumulated amortization of $1,213,220. Amortization is calculated using the straight-line method over the estimated useful lives of the assets. The Company uses an estimated useful life of three years for unpatented technology, eight years for customer lists and vendor contracts, and fifteen years for trade names, internet domain and website.

Goodwill

In 2009, the Company recorded $700,000 of goodwill upon the purchase of the assets and all of the rights and obligations of Institutional Cash Distributors, a division of Merriman Curhan Ford Group, Inc. (formerly MCF Corporation). Goodwill represents the excess of the aggregate purchase price over the fair value of the net assets acquired in the acquisition. Goodwill is reviewed for impairment at least annually. The Company performs its annual impairment review of goodwill at December 31 and when a triggering event occurs between annual impairment tests. The overall Company is viewed as a single reporting unit for this analysis. No goodwill impairment charge was recorded for the year ended December 31, 2018.

Income Taxes

The Company elects to be treated as a single member limited liability company for income tax purposes for all relevant jurisdictions and therefore attributes taxable income and taxes paid, if any, to the member to be included with the member's tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

1. Business and Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long lived assets, such as property and equipment and purchased intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charge was recorded for the year ended December 31, 2018.

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2018 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
Assets				
Cash	$ 4,349,031	$ 4,349,031		$ 4,349,031
Commissions Receivable	4,658,370		$ 4,658,370	4,658,370
Deposits with clearing brokers	258,970	258,970		258,970
Due from affiliates	191,963		191,963	191,963
Restricted cash	24,310	24,310		24,310
Total	$ 9,482,644	$ 4,632,311	$ 4,850,333	$ 9,482,644
Liabilities				
Commissions payable	$ 774,533		$ 774,533	$ 774,533
Accounts payables and accrued expenses	1,671,901		1,671,901	1,671,901
Total	$ 2,446,434	$ -	$ 2,446,434	$ 2,446,434

1. Business and Summary of Significant Accounting Policies (continued)

Equity-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instrument based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the awards.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recent Accounting Pronouncements

On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842) related to the accounting for leases. The new guidance requires the recognition of assets and liabilities on the balance sheet to the rights and obligations created by lease agreements with terms greater than twelve months, regardless of whether they are classified as finance or operating leases. Consistent with current guidance, the recognition, measurement and presentation of expenses and cash flows arising from a lease will primarily depend upon its classification as finance or operating lease. The new guidance requires new disclosures to help financial statement users better understand the amount, timing and cash flows arising from leases. This new guidance, including subsequent amendments, is effective for the Company's fiscal year beginning on January 1, 2019. Although permitted, the Company does not plan to early adopt. Upon adoption, the Company will use a modified retrospective approach, with a cumulative effect adjustment to opening retained earnings.

In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other (Topic 350). ASU 2017- 04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual, or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The amendment should be applied on a prospective basis. ASU 2017-04 is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The adoption of this amendment is not expected to have a material impact on the Company's financial statements.

2. Financial Instruments, Off-Balance Sheet Arrangements and Credit Risk

Financial Instruments and Off-Balance Sheet Arrangements

The Company does not trade securities for its own account and has not entered into any transactions involving financial instruments, such as financial futures, forward contracts, options, swaps or derivatives that would expose the Company to significant related off-balance sheet risk. The Company was not a party to any off-balance sheet arrangements during 2018. In particular, the Company does not have any interest in so-called limited purpose entities, which include special purpose entities and structured finance entities.

Credit Risk

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk on these cash accounts.

The Company functions as an introducing broker that opens accounts at the direction of customers, with Clearing Brokers or directly with money funds. Through indemnification provisions in agreements with Clearing Brokers and funds, customer activities may expose the Company to off-balance sheet credit risk.

Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer accounts are not sufficient to fully cover customer obligations. The Company seeks to control the risks associated with customer activities through customer screening and selection procedures as well as through requirements on customers to adhere to various regulations and clearing organization policies.

3. Intangible Assets

	December 31, 2018
Trademarks and trade names	$ 10,000
Website and internet domain	10,000
Customer lists	500,000
Vendor contracts	200,000
Unpatented technology	500,000
	1,220,000
Less accumulated amortization	(1,213,220)
	$ 6,780

4. Net Capital Requirements

The Company is a broker-dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements, as defined, for their registrants. As of December 31, 2018, the Company had regulatory net capital, as defined, of $6,819,937, which exceeded the amount required by $6,656,841. The Company's aggregate indebtedness to net capital ratio was 0.36 to 1.

5. Related Party Transactions

The Company is a party to a licensing agreement with an affiliate owned by the Parent that provides information technology support along with maintenance and upgrades to the technology platform and risk management tools used by the Company's customers. As of December 31, 2018, no amounts were due to this affiliate for technology costs.

As part of its benefit costs, the Company provides funding for monthly contributions to employee health savings accounts. Amounts funded on behalf of its technology affiliate are reimbursed after the day that funding occurs for their employees. In addition, the Company advances amounts for certain administrative costs to be reimbursed by its affiliates. At December 31, 2018, an amount of $25,808 was due from its technology affiliate, which was repaid on January 16, 2019 and February 11, 2019.

During 2018, ten fund companies paid direct commission revenue to an affiliate broker dealer of the Parent located in the United Kingdom. Due from affiliate includes the uncollected portion of such direct commission revenue receivables from such affiliate. In addition, certain administrative costs were incurred by the Company on behalf of the Parent. At December 31, 2018, the amount due from Parent was $166,155 which was repaid on January 24, 2019 and February 11, 2019.

As part its restructuring and change of ownership effective January 1, 2018, Holdings issued 915,615 Class A member units in exchange for previously granted Class A and B units to 22 employees of the Company.

6. Commitments

The Company leases its San Francisco, California, corporate headquarters under a non-cancelable operating lease which expires September 30, 2022, and two regional offices in Cohasset, Massachusetts, and Palos Verdes Estates, California, under non-cancelable operating leases which expire on February 28, 2021 and October 14, 2020, respectively.

The following is a table summarizing significant commitments consisting of future minimum lease payments under all non-cancelable operating leases with initial or remaining terms in excess of one year.

2019	$	331,518
2020		334,710
2021		284,589
2022		214,533
Total	$	1,165,350

7. Retirement Savings Plan

The Company participates in a 401(k) retirement savings plan (the "Plan") sponsored by Holdings under which employees of the Company may defer a portion of their eligible earnings as defined by the Plan, subject to certain statutory limits. Under the Plan, the Company can elect to provide a profit sharing contribution at its discretion. For the year ended December 31, 2018, no profit sharing contribution was made.

8. Subsequent Events

During the period January 1, 2019 through February 27, 2019, capital distributions to the Parent totaled $5,000,000.

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Institutional Cash Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by Institutional Cash Distributors, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers related to commissions and clearances paid to other SIPC members, direct expenses related to legal fees incurred in connection with other revenue related to securities business and other revenue not related to securities business, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
February 27, 2019

Institutional Cash Distributors, LLC
Exemption Report

Institutional Cash Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R.§240.15c3-3 (k)(2)(i) and 15c3 3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(i) and 15c3 3(k)(2)(ii) throughout the most recent fiscal year ended December 31, 2018, without exception.

I, Mason J. Martin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Compliance Officer
February 19, 2019

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2822*****************MIXED AADC 220
66161 FINRA DEC
INSTITUTIONAL CASH DISTRIBUTORS LLC
580 CALIFORNIA ST STE 1335 STE
SAN FRANCISCO, CA 94104-1034

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Matteson
(415)820-5301

2. A. General Assessment (item 2e from page 2) $ 70,265

B. Less payment made with SIPC-6 filed (exclude interest) (33,532)
7-19-2018
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 36,733

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 36,733

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☑ ACH ☐
Total (must be same as F above) $ 36,733

H. Overpayment carried forward $(____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Institutional Cash Distributors LLC
(Name of Corporation, Partnership or other organization)

William R. Matteson
(Authorized Signature)

Dated the 31st day of January, 2019

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 47,048,705

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions ______

(4) Reimbursements for postage in connection with proxy solicitation ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). < 24,363>

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C).

Sponsorship fee earned in 2018 $177,400 ;

(Deductions in excess of $100,000 require documentation)

Checking/Saving Interest earned in 2018 $3,428

<180,828>

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-

Enter the greater of line (i) or (ii) -0-

Total deductions <205,191>

2d. SIPC Net Operating Revenues $ 46,843,514

2e. General Assessment @ .0015 $ 70,265

(to page 1, line 2.A.)